Date    27 March 2001
Number  28/01

BHP COMMENCES PRODUCTION FROM
PAKISTAN GAS FIELD

BHP Limited (BHP) today announced the start of contractual gas sales from its Extended Well Test on the Zamzama gas field in southern Pakistan.

The twin-well project initially came on stream on 8 March 2001, less than a year after gaining government approval and just three years after BHP completed its first exploration well on the field in March 1998.
The development was completed on schedule, on budget and with no major safety incidents.

President BHP Petroleum Philip Aiken said: "This is an excellent achievement that has been completed through a collaborative effort between BHP as operator, our partners and the agencies of the Government of Pakistan.

"It is our first commercial production in Pakistan, it represents an important milestone in our strategy of commercialising gas resources and we look forward to building on this position."

BHP Petroleum (Pakistan) Pty Ltd and its partners in the field - LASMO (MP) Limited, Premier Exploration Pakistan Limited and Government Holdings (Private) Ltd - will supply around 70 mmscfd of gas to the Sui Southern Gas Company (SSGC) for an initial contract period of 21 months.

The gas, which will be lifted from the Zamzama-1 and Zamzama-2 wells, is exported 8 kilometres via a minimum processing facility to the main SSGC Sui-Karachi gas pipeline.

Mr Aiken said the Zamzama field offers significant growth potential for BHP and the opportunity to develop a material market position in the region, consistent with the Company's gas commercialisation strategy.

Discussions between the Dadu Joint Venture, the Government of Pakistan and the gas companies concerning longer-term commercial arrangements and full field development options are already well advanced.


Zamzama lies within the Dadu Licence, which is located in the Sindh Province of southern Pakistan, approximately 200km north of Karachi.

The Dadu Licence was awarded to BHP Petroleum in February 1995. BHP Petroleum now holds a 47.5 per cent interest in the licence with partners LASMO (MP) (23.75%), Premier Exploration Pakistan (23.75%) and Government Holdings (Private) Ltd (5%).
Government Holdings has taken up an option to increase its working interest to 25% for the extended well test phase, and has the right to take a 25% interest in any future full field development phase.
****

Further information can be found on our Internet site: http://www.bhp.com

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Mandy Frostick                          Dr Rob Porter
Manager Media Relations                 Vice President Investor Relations
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Chris Huntley
Manager External Affairs
BHP Petroleum
Ph:  +44 20 7802 7331
Mob: +44 7802 323 118


Francis McAllister
Vice President Investor Relations
Houston (North America)
Ph:  713  961 8625